For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

PACIFIC NORTH WEST CAPITAL CLOSES 1ST TRANCHE OF PRIVATE PLACEMENT

October 27, 2011 - Vancouver, Canada – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) (the “Company”) is pleased to report that further to its news release of October 13, 2011, the Company has completed the first tranche of its non‑brokered private placement and has issued an aggregate of 8,075,452 Flow-Through Units (“FT Units”) at $0.22 per FT Unit for gross proceeds of $1,776,600.00.

All securities issued pursuant to this first tranche closing are subject to a Canadian hold period expiring February 27, 2012.

The proceeds from this tranche of the private placement will be used to evaluate and continue the exploration drill program at the River Valley PGM Project located in the Sudbury region of Ontario.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J.F) is a mineral exploration company focused on the exploration and development of platinum group metals (PGM’s) and precious metals. The corporate philosophy is to be a project generator, explorer and project operator with the objective to option or joint venture our mineral projects with major mining companies. The Company’s focus for 2011/2012 is to continue to advance their flagship River Valley PGM Project and maintain our search for new assets and viable exploration programs. The River Valley PGM Project is one of North Americaʹs newest and largest primary platinum group metals (PGM) deposits.  The area has an excellent infrastructure and is located approximately 90 km from Sudbury, Ontario, one of Canada’s largest mining centres with two large capacity mineral processing facilities.

On April 20, 2011 the Company announced that it commenced a multi phase $5,000,000, 15,500 metre drill program at its 100% owned River Valley PGM Project. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone, which includes the Main  Zone. The Main Zone occurs within approximately 20 metres of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, holds the current defined resource and is the main target of the Company's renewed exploration efforts. The Company will also be exploring new areas of chargeable anomalies identified in the 2011 3D IP surveys.

The Company’s objective for River Valley is to delineate sufficient resources to establish a multi-million tonne open pit PGM mine. The completion of a new NI43-101 mineral resource estimate is scheduled for the end of the first quarter of 2012.

In addition, PFN is a significant shareholder of both Fire River Gold Corp. (FAU:TSX.V) which began production at the Nixon Fork Gold Mine in Alaska in July 2011 and of Next Gen Metals Inc.(TSX.V: N) that in September 2011 acquired from PFN a 60% earn in option on the Destiny Gold Project north of Val d’Or, Quebec.

Pacific North West Capital Corp. is well funded with an experienced management team and is positioned to take advantage of its growing asset base in Platinum Group Metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management team, advisory team and our Board of Directors. PFN has approximately $6,000,000 in working capital and securities and no debt.

The Company has PGM, gold and base metal projects in BC, Ontario, Saskatechewan, and Alaska and continues to aggressively pursue acquisition of additional platinum group metals, precious metals and base metals projects on an international scale.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.internationalmetalsgroup.com).

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr
President and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release October 27, 2011